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By EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Ms. Yolanda Crittendon, Staff Accountant
March 28, 2008

Re:	Fund.com Inc.
Amendment No. 1 to Form 8-K, filed on March 10, 2008
File No. 333-128415

Dear Ms. Crittendon:

Fund.com Inc., a Delaware corporation (the “Company”), is filing today by EDGAR Amendment No.1 (“Amendment No.1”) to the above-referenced Form 8-K, which was filed on March 10, 2008 (the “8-K”), including the exhibits indicated therein.  We are providing for the Staff’s reference four copies of Amendment No. 1 and the exhibits filed therewith.

On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) concerning the 8-K, as set forth in the letter dated March 14, 2008 (the “Comment Letter”) addressed to Mr. Raymond Lang of the Company.  For your convenience, we have repeated your comments and provided the response of the Company in bold.

Item 4.01, Form 8-K

1.
Amend the report to include all of the information required by Item 304 of Regulation S-B.  State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date.  The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

The Company has revised Item 4.01 as requested.  Please see Item 4.01(a).

2.
In addition, Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Ms. Yolanda Crittendon
Securities and Exchange Commission
March 28, 2008

The Company has revised Item 4.01 as requested.  Please see Item 4.01(a).

3.
The disclosure should also state whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) and/or reportable event(s), provide specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

The Company has revised Item 4.01 as requested. Please see Item 4.01(a).

4.	Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

The Company has filed as Exhibit 16.1 to Amendment No. 1, the letter from Gately & Associates indicating that they agree with our disclosures in the Form 8-K as requested.

________________________

You may contact the undersigned at (212) 858-1143 if you have questions regarding the foregoing responses.

Sincerely,

/s/ Ronald A. Fleming, Jr.
Ronald A. Fleming, Jr.

cc:           Raymond Lang, Fund.com.